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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)1

Sanofi – Aventis

(Name of Issuer)

Shares, nominal value 2 euro

(Title of Class of Securities)

80105N 10 52

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☐ Rule 13d-1(c)

        ☑ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one-half of one ordinary share.

13G
CUSIP No. 80105N 10 5			Page 2 of 6

1.	Name of Reporting Person: Total S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 178,476,513 (shares carry double voting rights) (see Item 4)

		6.	Shared Voting Power: - 0 -

		7.	Sole Dispositive Power: 178,476,513 (shares carry double voting rights) (see Item 4)

		8.	Shared Dispositive Power: - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 178,476,513

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9):
12.65%(based on the number of shares reported by the Issuer as being outstanding as of December 31, 2004); percent of voting rights,
21.49% (based on the number of voting rights reported by the Issuer as being outstanding as of August 25, 2004)

12.	Type of Reporting Person: HC

SIGNATURE
Exhibit A

Item 1(a).	Name of Issuer:

Sanofi — Aventis

Item 1(b).	Address of Issuer’s Principal Executive Offices:

174, avenue de France
75013 Paris
France

Item 2(a), (b) and (c).	Name of Person Filing; Address of Principal Business Office or, if None, Residence; and Citizenship:

     This statement is being filed by Total S.A., a company organized under the laws of France. Total S.A.’s principal business is oil, gas and chemicals. The address of Total S.A.’s principal business and office is 2, place de la Coupole, La Défense 6, 92078 Paris La Défense Cedex, France.

Item 2(d).	Title of Class of Securities:

Shares, nominal value 2 euro

Item 2(e).	CUSIP Number:

80105N 10 5

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

Item 4.	Ownership

     As of December 31, 2004, Total S.A. beneficially owned the following shares indirectly through its subsidiaries Elf Aquitaine and Valorisation et Gestion Financière:

Amount beneficially owned:	178,476,513
Percent of class:	12.65%; percent of voting rights, 21.49%
Number of shares as to which such person has:

Sole power to vote:	178,476,513 (these shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	178,476,513
Shared power to dispose of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Of the 178,476,513 shares being reported hereunder, Total S.A. indirectly has the power to vote and dispose of 178,476,473 shares being reported on hereunder through two subsidiaries identified in Exhibit A attached hereto, and the remaining 40 shares through certain other persons.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

On April 9, 1999, Elf Aquitaine (now a subsidiary of Total S.A.) entered into a shareholders’ agreement with L’Oréal with respect to the parties’ shareholdings in the Issuer. The parties amended the shareholders’ agreement on November 24, 2003 and August 30, 2004, providing, inter alia, for the termination of the shareholders’ agreement effective December 2, 2004. As from December 2, 2004, Total and L’Oréal have ceased to be members of a Group in respect of the Issuer’s shares.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOTAL S.A.
By:	/s/ Charles Paris de Bollardière
	Name:	Charles Paris de Bollardière
	Title:	Treasurer

Date: February 14, 2005

Schedule 13G
Exhibit A

Identification and Classification of Members of Subsidiaries

Elf Aquitaine

Elf Aquitaine, a company organized under the laws of France, is a 99.4% held subsidiary of Total S.A. Elf Aquitaine is a holding company. The address of Elf Aquitaine’s principal business and office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France.

Elf Aquitaine beneficially owns the following shares:

Amount beneficially owned:	141,492,295
Percent of class:	10.02%; percent of voting rights, 17.04%
Number of shares as to which such person has:

Sole power to vote:	141,492,295 (shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	141,492,295
Shared power to dispose of:	-0-

Valorisation et Gestion Financière

Valorisation et Gestion Financière, a company organized under the laws of France, is a wholly owned subsidiary of Elf Aquitaine, itself a 99.4% held subsidiary of Total S.A. The principal business of Valorisation et Gestion Financière is to hold certain investments on behalf of Total S.A. The address of Valorisation et Gestion Financière’s principal business and office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France.

Valorisation et Gestion Financière beneficially owns the following shares:

Amount beneficially owned:	36,984,178
Percent of class:	2.62%; percent of voting rights, 4.45%
Number of shares as to which such person has:

Sole power to vote:	36,984,178 (shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	36,984,178
Shared power to dispose of:	-0-